October 30, 2014
Filed by Griffin-American Healthcare REIT II, Inc.
Commission File No. 000-54371
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934

Subject Company: Griffin-American Healthcare REIT II, Inc.
Commission File No. 000-54371

This filing relates to the proposed merger of Griffin-American Healthcare REIT II, Inc., a Maryland corporation (“Griffin-American”), and NorthStar Realty Finance Corp., a Maryland corporation (“NorthStar”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 5, 2014, by and among Griffin-American, Griffin-American Healthcare REIT II Holdings, LP, a Delaware limited partnership (“Griffin-American Operating Partnership”), NorthStar, NRF Healthcare Subsidiary, LLC, a Delaware limited liability company (“NorthStar Merger Sub”), and NRF OP Healthcare Subsidiary, LLC, a Delaware limited liability company ( “NorthStar Partnership Merger Sub”).

RE: Proposed Merger with NorthStar Realty Finance

Dear Financial Adviser:
One or more of your clients is a stockholder of Griffin-American Healthcare REIT II, Inc. (“Griffin-American”). As you may know, on Wednesday, October 29, 2014, a joint proxy statement/prospectus was filed with the Securities and Exchange Commission with respect to the proposed merger between Griffin-American and NorthStar Realty Finance Corp. (“NRF”) pursuant to the agreement and plan of merger dated August 5, 2014 between Griffin-American, Griffin-American Healthcare REIT II Holdings, LP, NRF, NRF Healthcare Subsidiary, LLC and NRF OP Healthcare Subsidiary, LLC. In connection with the proposed merger, a special meeting of stockholders of Griffin-American will be held on November 28, 2014 to vote upon the proposal to approve the proposed merger and the other transactions contemplated by the merger agreement.
Your clients should receive the joint proxy statement/prospectus soon, which will provide them with the details regarding the proposed merger and ask them to provide their proxy and vote to approve the merger and the other transactions contemplated by the merger agreement. Stockholders may provide their proxy to vote in a variety of ways, including via mail, online, facsimile, by telephone or in person at the special meeting in November. It is very important that all stockholders vote – a majority of all outstanding shares must vote in the affirmative for the merger to be approved. We intend to aggressively solicit the proxies from our stockholders and plan to commence a calling campaign to stockholders who have failed to vote by early November.
Please encourage your clients to vote! (Instructions for telephonic and online voting can be found by clicking here.)
Assuming the merger is approved and all other conditions to the parties' obligations to close the merger are satisfied, following the consummation of the merger, each stockholder will receive cash proceeds of $7.75 and $3.75 worth of NRF stock (subject to a collar, as explained in our investor correspondence of August 12, 2014, which you can review by clicking here) for each share of Griffin-American common stock owned.
For custodial accounts (i.e., qualified retirement accounts and non-qualified custodial accounts): A letter of transmittal will be mailed from American Stock Transfer and Trust Company (“AST”), NRF’s transfer agent, to each account record holder (custodian). Cash proceeds from the merger will be wired by AST directly to those custodial accounts upon direction of the custodian.

In regards to the stock component of the merger, the custodian must initiate a transfer of your client’s NRF stock to their custodial account.
In most cases, the custodian will initiate the transfer of the cash and stock proceeds from AST with no direction from you or your clients. However, we encourage you to check with the custodian to ensure the transfers are completed.
For non-custodial accounts: A letter of transmittal will be mailed from AST to each account record holder. The letter of transmittal will provide your clients with a few options to choose from regarding payment of their cash proceeds from the merger consideration.
Funds may be: (1) wired to DST Systems, Inc. (“DST”), the transfer agent of Griffin Capital Corporation, for investment in open Griffin Capital offerings; (2) directed to a financial institution (i.e., a brokerage or bank account) of your client’s choice; or (3) issued in the form of a check and mailed to your client’s address of record (in most cases their principal residence).
Your client must provide affirmative direction by completing and returning this letter of transmittal within four weeks of the merger date (which is unknown at this time) or their funds will be sent to the address of record.
Once the letter of transmittal has been returned to AST, your clients’ Griffin-American stock will be converted to NRF stock. Subsequently, your clients will receive an AST account statement reflecting their ownership of NRF stock and instructions regarding their options to transfer their stock to a brokerage account or maintain it in book entry form at AST.
Needless to say, we believe the proposed merger between Griffin-American and NRF is in the best interest of your client(s) and we urge you to encourage them to vote to approve the merger and the other transactions contemplated by the merger agreement. Should you have any questions, please do not hesitate to contact the Griffin Capital Securities sales desk at 866-606-5901 for assistance.

Thank you for your continuing support and partnership.

Sincerely,
Jeff Hanson
Chairman and CEO
Griffin-American Healthcare REIT II

Additional Information and Where You Can Find It
On October 29, 2014, Griffin-American Healthcare REIT II, Inc. (“Griffin-American”) filed a joint proxy statement/prospectus in connection with the proposed merger. Investors and Griffin-American stockholders are urged to read carefully the joint proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors and stockholders may obtain free copies of these documents and other documents filed by Griffin-American with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Griffin-American by going to Griffin-American’s corporate website at www.HealthcareREIT2.com or by sending a written request to Griffin-American at 18191 Von Karman Avenue, Suite 300, Irvine, California, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the Merger.

Griffin-American and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from stockholders of Griffin-American in favor of the proposed merger. A description of any interests that Griffin-American’s officers and directors have in the merger is available in the proxy statement/prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by going to Griffin-American’s corporate website at www.HealthcareREIT2.com

Forward-Looking Statements
In addition to historical information, this document and the proxy statement/prospectus contain, and oral statements made from time to time by our representatives contain, forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Griffin-American and NorthStar operate and beliefs of and assumptions made by Griffin-American management and NorthStar management, involve risks and uncertainties that could significantly affect the financial results of Griffin-American or NorthStar or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “projects,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Griffin-American and NorthStar, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to rent and occupancy growth, changes in sales or contribution volume of developed properties, general conditions in the geographic areas where we operate and the availability of capital — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates, credit spreads, and foreign currency exchange rates, (iii) changes in the real estate markets, (iv) continued ability to source new investments, (v) increased or unanticipated competition for our properties, (vi) risks associated with acquisitions, (vii) maintenance of real estate investment trust status, (viii) availability of financing and capital, (ix) changes in demand for developed properties, (x) risks associated with achieving expected revenue synergies or cost savings, (xi) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (xii) those additional risks and factors discussed in reports filed with the SEC by Griffin-American and NorthStar from time to time. Neither Griffin-American nor NorthStar undertake any duty to update any forward-looking statements appearing in this document.